State of Delaware Secretary of State Division of Corporations Delivered 08:18 AM 03/25/2011 FILED 08:06 AM 03/25/2011 SRV 110339222 – 4959056 FILE	Exhibit 3.28

CERTIFICATE OF FORMATION

OF

PINNACLE FOODS FORT MADISON LLC

The undersigned, acting pursuant to the Delaware Limited Liability Company Act, adopts the following Certificate of Formation for the purpose of organizing a Delaware limited liability company (the “Company”).

1. Name. The name of the Company is Pinnacle Foods Fort Madison LLC.

2. Registered Agent. The registered office for the Company in Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, and its registered agent at that address is The Corporation Trust Company.

Dated: March 23, 2011

M. Kelley Maggs, Organizer